

September 16, 2010

John D. Erickson, Chief Executive Officer
Otter Tail Corporation
215 South Cascade Street
PO Box 496
Fergus Falls, MN 56538-0496

>   **Re:**   **Otter Tail Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **Definitive Proxy Statement filed on Schedule 14A**
>   **Filed March 5, 2010**
>   **File No. 0-53713**

Dear Mr. Erickson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement filed on Schedule 14A

Purpose and Philosophy, page 11

1. We note your disclosure on page 12 that "the Compensation Committee benchmarks against both the general industry and the utility sector data in making its decisions." Please identify the component companies of the benchmark survey, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Long-Term Incentives, page 13

2. We note you have provided the formula for how you awarded the amount of performance shares and restricted shares for your executives. Please describe in greater detail how you calculated the amount of performance shares and restricted shares for <u>each</u> executive officer. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Compensation Policies and Risk, page 24

3. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe to us the process you undertook to reach the conclusion that disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342 or Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director